UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 17, 2006

SAXON CAPITAL, INC.
(Exact name of registrant as specified in its charter)

Maryland	**001-32447**	**30-0228584**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4860 Cox Road, Suite 300 **Glen Allen, Virginia** (Address of principal executive offices)	**23060** (Zip Code)

Registrant's telephone number, including area code **(804) 967-7400**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure

Saxon Capital, Inc. (the "Company") is furnishing the text of presentation materials, included as Exhibit 99.1 to this report, pursuant to the Securities and Exchange Commission's Regulation FD. The materials also will be posted to the Company's website at www.saxonmortgage.com. The presentation materials were prepared to be used by Company management beginning on May 18, 2006 at the Credit Suisse 10th Annual Private Label Issuer Conference in New York, NY (the "Conference") in meetings with institutional investors during the Conference. This information is furnished pursuant to Item 7.01 of Form 8-K and shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing. By filing this report on Form 8-K and furnishing this information, the Company makes no admission as to the materiality of any information in this report that is required to be disclosed solely by reason of Regulation FD.

Item 9.01. Financial Statements and Exhibits

(c) Exhibits

99.1 Text of presentation materials

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SAXON CAPITAL, INC.

By: /s/ Carrie J. Pettitt

Carrie J. Pettitt

Date: May 17, 2006

Vice President and Controller

INDEX TO EXHIBITS

Exhibits

Exhibit 99.1 Text of presentation materials.

EXHIBIT 99.1


SAX
LISTED
NYSE
Saxon Capital, Inc.
May 2006

FORWARD LOOKING STATEMENTS

Statements in this presentation other than statements of historical fact, are "forward-looking statements" that are based on current expectations and assumptions. These expectations and assumptions are subject to risks and uncertainty, which could affect Saxon's future plans. Saxon's actual results and the timing and occurrence of expected events could differ materially from its plans and expectations due to a number of factors, such as (i) changes in overall economic conditions and interest rates, (ii) Saxon's ability to successfully implement its growth strategy, (iii) Saxon's ability to sustain loan origination growth at levels sufficient to absorb costs of production and operational costs, (iv) continued availability of credit facilities and access to the securitization markets or other funding sources, (v) deterioration in the credit quality of Saxon's loan portfolio, (vi) lack of access to the capital markets for additional funding, (vii) challenges in successfully expanding Saxon's servicing platform and technological capabilities, (viii) Saxon's ability to remain in compliance with federal tax requirements applicable to REITs, (ix) Saxon's ability and the ability of its subsidiaries to operate effectively within the limitations imposed on REITs by federal tax rules, (x) changes in federal income tax laws and regulations applicable to REITs, (xi) unfavorable changes in capital market conditions, (xii) future litigation developments, (xiii) competitive conditions applicable to Saxon's industry, and (xiv) changes in the applicable legal and regulatory environment. You should also be aware that all information in this presentation is as of March 31, 2006. Saxon undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the Company's expectations.

Saxon Capital, Inc.℠

INFORMATION & WHERE TO FIND IT

- Reg AB static pool data can be found at www.saxonmortgage.com/staticpool.
- Corporate presentations, company financials, corporate SEC filings and other useful links can be found at www.saxonmortgage.com (click on the Investor Relations link).
- Underwriting guidelines, matrices and product profiles can be found at www.esaxon.com/wholesale/index.jsp (under Matrices).
- Securitization program (SAST) information can be found at www.saxonmortgage.com Information available includes:
  - Pricing information and the prospectus for our transactions
  - Remittance statements and transaction profile reports
  - Monthly CPR analysis and actual vs. pricing CPR
  - Quarterly loss reports and loss severity report
  - Prepayment penalty collection and roll rate information

Saxon Capital, Inc.


SAXON COMPANIES
Saxon Capital, Inc.SM
Saxon Funding Management,Inc.
(QRS)
Saxon Capital Holdings, Inc.
(TRS)
SASCO
(ABS Issuer)
Saxon Mortgage, Inc.
Saxon Home Mortgage
Saxon Mortgage Services, Inc.
A nationally recognized wholesale and correspondent mortgage lending company
Name under which Saxon Mortgage, Inc. conducts retail lending business, through a network of regional lending centers and centralized lending platforms.
A premier mortgage servicing company
Saxon Capital, Inc.

SAXON STRATEGY

- Saxon is building a high-quality non-conforming mortgage loan portfolio
  - Portfolio accounting (no on-balance-sheet residual valuation)
  - Generally hold and securitize 100% of 1st lien production
  - Holder of the first loss/residual risk (below BBB– credit risk)
  - Proactively manage the credit risk through our "Life of the Loan Credit Risk Management" philosophy
  - Nine+ years of performance history in our enterprise data warehouse
- Grow 3rd party servicing
  - Managed growth
  - Utilize capacity in Texas and Virginia servicing centers
    - Texas capacity of $30B; currently at approximately 76% capacity
    - Virginia capacity of $20B; currently at approximately 17% capacity
- Initiation of conduit purchase program
  - Loans will be securitized separately from Saxon's own originations (a non-SAST transaction)

Data as of 3/31/06

Saxon Capital, Inc.

SAXON STRATEGY Con't

- Improve efficiencies and reduce costs
  - Consolidated the back-office operations of the wholesale and retail channels (2005)
  - I-deals – new automated underwriting engine (2005)
  - MRG – automated closing doc generation and delivery (2005)
  - Netox – new origination platform (May 2006)
  - elock – automated lock function (June 2006)

Net Cost to Produce by Channel*

	Three Months Ended		
	3/31/2006	12/31/2005	3/31/2005
Wholesale	2.21%	2.27%	2.99%
Retail	2.45%	2.46%	3.97%
Correspondent	2.83%	2.64%	3.11%
Total	2.46%	2.45%	3.27%

*A Reg G reconciliation of total net cost to produce can be found as Exhibit A to this presentation.

Saxon Capital, Inc.

FINANCIAL METRICS



Diluted EPS
($0.06)
$2.25
$2.91
$2.18
$0.52
2002
2003
2004
2005
1Q 2006
Return on Equity
(0.70)%
24.3%
23.6%
18.8%
17.8%
2002
2003
2004
2005
1Q 2006
Revenues
$88,336
$217,056
$254,970
$258,522
$63,793
2002
2003
2004
2005
1Q2006
Shareholders' Equity (000's)
$242,584
$313,730
$587,073
$593,136
$595,268
2002
2003
2004
2005
1Q2006

Data as of 3/31/06

Saxon Capital, Inc.

CONDENSED CONSOLIDATED BALANCE SHEET

	31-Mar-06	31-Dec-05
Assets:		
Cash	$14,190	$6,053
Interest receivable	133,085	135,957
Accrued interest receivable, net of allowance for past due interest losses of $13,921 and $16,086 respectively	40,139	38,182
Mortgage loan portfolio	6,554,332	6,444,872
Allowance for loan losses	(31,663)	(36,639)
Net mortgage loan portfolio	6,522,669	6,408,233
Restricted cash	5,854	147,473
Servicing related advances	204,106	185,297
Mortgage servicing rights, net	143,748	129,742
Real estate owned	37,804	38,933
Derivative assets	32,765	19,954
Deferred tax asset	52,973	53,724
Other assets, net	63,405	68,530
Total assets	$7,250,738	$7,232,078
Liabilities and shareholders' equity:		
Liabilities:		
Accrued interest payable	$8,988	$8,357
Dividends payable	25,437	32,539
Warehouse financing	980,669	378,144
Securitization financing	5,599,832	6,182,389
Derivative liabilities	15,834	8,589
Other liabilities	24,710	28,925
Total liabilities	6,655,470	6,638,943
Commitments and contingencies	—	—
Shareholders' equity:		
Common stock, $0.01 par value per share, 100,000,000 shares authorized; shares issued and outstanding: 50,054,212 and 50,001,909 as of March 31, 2006 and December 31, 2005, respectively	501	500
Additional paid-in capital	635,139	634,023
Accumulated other comprehensive loss, net of income tax of $(15) and $(16), respectively	(334)	(355)
Accumulated deficit	(40,038)	(41,033)
Total shareholders' equity	595,268	593,135
Total liabilities and shareholders' equity	$7,250,738	$7,232,078

Data as of 3/31/06

Saxon Capital, Inc.

PORTFOLIO SUMMARY


Servicing Portfolio
Third Party Serviced
Saxon Owned
$28.0
$24.0
$20.0
$16.0
$12.0
$8.0
$4.0
$0.0
2001
2002
2003
2004
2005
$20.3 billion
= 76%
$6.5 billion
= 24%

State Concentration

Top 5 States by Funded Volume

State	Loan Amount - Original	Percent
CA	121,936,226	15.92%
MD	109,243,692	14.26%
FL	80,861,264	10.55%
NY	65,698,833	8.58%
VA	51,378,972	6.71%
		56.02%

Volume & Channel Mix

	2001	2002	2003	2004	2005	YTD 2006
Volume ($B)	$2.33	$2.48	$2.84	$3.49	$3.35	$0.75
Wholesale	41.4%	45.0%	41.0%	42.9%	45.1%	48.7%
Retail	19.2%	28.0%	27.0%	27.6%	21.3%	18.6%
Correspondent - Flow	15.2%	17.0%	25.0%	24.3%	28.0%	30.3%
Correspondent - Bulk	24.2%	10.0%	7.0%	5.2%	5.6%	2.4%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Data as of 3/31/06

Saxon Capital, Inc.

QUARTERLY PRODUCTION STATISTICS

Credit Score	Funded Volume (000's)	% of Total Funded Volume	WAC - Fixed	WAC - ARM	WA CREDIT SCORE	WA CLTV
> 650	$145,941	19.56%	7.80%	7.95%	684	79.38%
601-650	$254,229	34.07%	8.30%	8.15%	624	81.16%
551-600	$251,155	33.65%	8.40%	8.51%	577	78.52%
526-550	$55,681	7.46%	9.34%	8.95%	538	73.98%
< 525	$38,868	5.21%	9.95%	9.62%	511	71.22%
N/A**	$426	0.06%	0.00%	9.10%	N/A	49.67%
Totals	**$746,300**	**100%**	**8.30%**	**8.40%**	**609**	**78.85%**

** These loans have unavailable credit scores

WA = Weighted Average


12-Mth Bank Statements 6%
Stated Doc 27%
Limited Doc. 3%
Full Doc. 64%


Fixed 27%
2 Yr Hybrid 22%
3-5 Yr Hybrid 10%
40/30 ARM 18%
I/O ARM 23%

Data as of 3/31/06

Saxon Capital, Inc.

SAST COLLATERAL SUMMARY*

	SAST 2005-03	SAST 2005-03	SAST 2005-03	SAST 2005-04	SAST 2005-04	SAST 2005-04	SAST 2006-01	SAST 2006-01	SAST 2006-01
	Arm	Fixed	Total	Arm	Fixed	Total	Arm	Fixed	Total
Fixed vs ARMS	80%	20%	100%	78%	22%	100%	80%	20%	100%
Loan Count	3,552	1,261	4,813	2,409	954	3,363	2,032	726	2,758
Sched Bal	720,148,992	179,850,935	899,999,927	499,525,860	140,468,589	639,994,449	397,508,981	102,468,119	499,979,030
WTD Avg Credit Score	603.73	620.96	611.39	607.99	619.53	609.22	601.14	610.13	602.99
WTD Avg Coupon	7.29	7.90	7.24	7.74	7.79	7.79	8.25	8.29	8.24
WTD Avg Gross Margin	5.94		5.94	6.72		6.72	6.22		6.22
WTD LTV	79.97	77.85	79.02	79.4	75.67	78.58	79.03	75.39	78.39
WTD CLTV	82.73	79.48	81.44	83.5	77.71	81.65	82.23	77.92	81.38
WTD CLTV Original Adj	79.97	77.85	79.02	79.4	76.69	78.75	79.03	76.7	78.55
LTV> 80%	33.77%	40.97%	33.39%	33.61%	33.51%	33.49%	33.73%	33.06%	33.69%
LTV> 90%	10.77%	11.94%	10.34%	8.82%	8.01%	8.65%	9.29%	10.87%	9.57%
LTV> 95%	9.07%	9.36%	9.29%	9.76%	2.51%	9.02%	9.51%	9.79%	9.57%
Avg Scheduled Balance	202,744.85	142,625.77	186,993.42	207,358.79	147,241.69	190,304.62	195,629.50	141,197.90	181,281.09
Max Schedule Balance	924,000	770,500	924,000	1,000,000	598,491.64	1,000,000	1,247,542.24	747,904.51	1,247,542.24
Balloon Loan %	9.94%	5.29%	9.79%	20.81%	15.79%	19.58%	21.97%	11.38%	19.90%
40/30 Balloon %	9.94%	5.18%	9.71%	20.78%	14.25%	19.39%	21.97%	11.28%	19.78%
% Silent 2nds	15.86%	4.78%	13.49%	16.60%	3.50%	14.66%	18.03%	7.31%	16.00%
% Second Lien	0.00%	0.00%	0.00%	0.00%	1.01%	0.22%	0.00%	1.02%	0.21%
WTD Avg Periodic Cap	1.03		1.09	1.09		1.09	1.05		1.05
WTD Avg Life Cap	6.06		6.06	6.07		6.07	6.11		6.11
WTD Avg DTI Total	40.39	39.39	40.09	40.94	39.79	40.55	40.39	39.52	40.35
WTD Avg Initial Cap	2.91		2.91	2.90		2.90	2.24		2.24
WTD Avg Life Floor	6.21		6.21	6.63		6.63	6.7		6.7
WTD Avg Life Ceiling	13.23		13.23	13.3		13.3	14.35		14.35
Total DTI > 40%	59.36%	52.26%	57.99%	62.31%	59.91%	60.83%	60.31%	49.98%	58.65%
Total DTI > 50%	2.36%	2.42%	2.77%	5.92%	3.94%	4.33%	4.89%	4.00%	4.55%
% Full Doc	72.59%	82.29%	74.52%	62.21%	73.69%	65.39%	60.36%	79.84%	63.63%
% Stated Doc	25.79%	14.96%	23.46%	32.66%	16.65%	29.10%	32.03%	16.17%	28.78%
% Stated Wage Earners	9.36%	7.39%	9.65%	11.69%	7.65%	10.78%	11.19%	7.09%	10.94%
% Purchase	19.31%	5.30%	16.61%	20.69%	5.68%	17.30%	19.74%	6.52%	17.09%
% Cash Out	77.25%	83.83%	79.59%	74.69%	89.74%	77.31%	76.81%	86.17%	78.57%
% Owner Occ	96.37%	97.27%	96.95%	95.63%	97.79%	95.39%	95.49%	96.16%	95.58%
% Second Home	0.84%	0.59%	0.62%	0.94%	0.94%	0.47%	0.31%	0.75%	0.79%
% Investor	2.49%	2.20%	2.69%	3.99%	1.99%	3.39%	3.77%	3.03%	3.69%
% IO	43.72%	6.07%	40.20%	34.57%	1.95%	27.41%	27.32%	1.36%	22.50%
% with PPMT Penalty	80.39%	77.92%	84.17%	82.93%	81.69%	88.38%	59.47%	79.84%	82.93%
Single Family All Det	71.40%	81.39%	79.49%	72.70%	83.55%	75.03%	70.39%	80.07%	72.96%
Single Family Det	70.36%	81.01%	72.41%	70.36%	82.71%	73.46%	63.36%	79.26%	70.99%
A- or Better	87.00%	90.94%	87.79%	83.67%	90.65%	83.06%	83.30%	90.51%	87.93%
A+	84.30%	79.10%	86.46%	85.91%	71.69%	87.17%	81.44%	70.22%	83.24%
A	11.91%	9.61%	10.97%	12.71%	11.99%	11.34%	19.01%	11.81%	12.79%
A-	10.39%	8.29%	10.96%	10.65%	7.69%	9.36%	12.19%	3.89%	11.62%
B	4.39%	2.25%	4.91%	9.77%	2.34%	9.57%	5.14%	4.54%	5.02%
C	9.32%	1.52%	2.96%	9.87%	2.99%	9.39%	4.25%	2.40%	9.87%
D	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

*At settlement

Saxon Capital, Inc.

CREDIT SCORE MIGRATION

Year	2006	2005	2004	2003	2002	2001	2000
WTD Avg Credit Score	608	614	622	618	605	593	580
> 650	19.56%	24.98%	31.11%	44.32%	29.19%	17.94%	6.61%
601-650	34.07%	33.90%	30.94%	20.56%	24.56%	18.48%	11.19%
551-600	33.65%	28.02%	23.35%	23.22%	29.28%	35.65%	40.93%
526-550	7.46%	7.22%	7.84%	7.35%	11.08%	16.60%	23.06%
< 525	5.21%	5.74%	6.40%	4.16%	5.89%	11.33%	18.21%
Other	0.60%	0.13%	0.36%	0.39%	-	-	-

Data as of 3/31/06

Saxon Capital, Inc.

STATIC POOL DELINQUENCEY



Serious Delinquency %
35%
30%
25%
20%
15%
10%
5%
0%
2000
2001
1999
1998
2002
2003
1996-97
Total SCI
2004
2005
1
8
15
22
29
36
43
50
57
64
71
78
85
92
99
106
Time (in months)

Outstanding Portfolio Balance by Year:

1996 – 2000 = 6.5%

2003 = 10.4%

2001 = 3.1%

2004 = 26.0%

2002 = 5.3%

2005 = 38.1%

2006 = 10.6%

Data as of 3/31/06

Saxon Capital, Inc.

STATIC POOL LOSSES BY FUNDED YEAR



5.0%
4.5%
4.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
% of Original Balance
1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45 47 49 51 53 55 57 59 61 63 65 67 69 71
Time (in months)
SAX 2001
SAX 2002
SAX 2003
SAX 2004
SAX 2005
2001 Proj
2002 Proj
2003 Proj
2004 Proj
2005 Proj

Data as of 3/31/06

Saxon Capital, Inc.

HISTORICAL LOSS SEVERITY

Divestiture from Dominion

Decline in Asset value= 1- Sales Price/UPB
Severity= Losses / UPB



Loss Severity
50.00 %
40.00 %
30.00 %
20.00 %
10.00 %
0.00 %
618
1219
539
669
1169
1071
634
715
780
693
489
252
315
171
85
133
126
63
34
19
9
3
Loans in a Security
4,726
8,736
3,726
4,696
7,821
6,861
4,433
4,697
5,768
5,846
7,249
4,613
7,049
4,887
3,667
6,311
7,544
7,623
5,490
5,573
5,487
4,813
1999-02
1999-03
1999-05
2000-01
2000-02
2000-03
2000-04
2001-01
2001-02
2001-03
2002-01
2002-02
2002-03
2003-01
2003-2
2003-3
2004-1
2004-2
2004-3
2005-1
2005-2
2005-3
Total
Decline In Asset Value
Liquidation Expenses
Interest Advances

Data as of 3/31/06

Saxon Capital, Inc.

UNDERWRITING

- Underwriting
  - 3 operations centers – VA, TX, CA
  - Automated U/W system
  - Automated review for borrower fraud using Appintell's DISSCO system
  - Automated review of property valuation using Appintell's VALVERIFY system
  - Automated review of appraisers against bad appraiser list
  - Full file review by underwriters (post automated u/w approval) to:
    - Identify misrepresentation
    - Review appraisals
    - Ensure satisfaction of conditions
  - Exceptions to Automated U/W system:
    - Approximately 20% of production
    - Require countersignature from senior underwriters or management
    - Performance monitoring drives pricing engine rate adjustments

Saxon Capital, Inc.

QUALITY CONTROL

- Post Funding Quality Control
  - Adversely selects 10+% of closed loans submitted for purchase based upon LTV ratio, seller, geographic location, product and collateral
  - Use a statistically based software, Cogent, which allows an adverse selection while maintaining a statistical sampling of the entire month's production.
  - Subjects audited files to re-verification of all major underwriting components such as income, employment, collateral value and cash to close.
- DRIP
  - Monthly meetings of senior managers of Underwriting, QC and Servicing
  - Review loans recommended for foreclosure to determine any adverse trends
- Investigation Unit
  - Performs pre-funding investigations of loans referred by underwriting
  - Performs 100-150 investigations a month on average
  - Reviews 100% of early payment default loans (loans which are 60 days delinquent within the first 90 days) for material misrepresentation/fraud
  - Performs investigations on loans referred by the DRP Committee at SMSI and every first and second payment default

Saxon Capital, Inc.

CONDUIT PROGRAM (NON-SAST)

- Sellers
  - Minimum tangible net worth of $1,000,000
  - Minimum of (3) years experience in mortgage origination
  - $100MM in originations in prior 12 Months
  - Warehouse lines of at least $10MM

- Pools:
  - Minimum Pool size of $10MM
  - Target $20MM to $100MM
  - Program provides a new infrastructure that would allow SAX to be competitive on pools much larger than $100MM if desired

- Cost Structure:
  - Mostly a variable cost structure: Outsourcing the underwriting and post-closing functions
  - Provides for an easy transition from a supplemental strategy to an opportunistic strategy as market conditions dictate

Saxon Capital, Inc.

CONDUIT PROCESS – MITIGATING RISK

- Full analysis of seller guidelines prior to bid for risk-based pricing and sampling
- Exclusion of high cost loans, LTV's over 100%, negative amortization loans etc.
- Contract underwriting on loan pool through adverse selection modeling
- Fraud Prevention:
  - 100% borrower fraud review and scoring using Appintell's electronic fraud prevention tool (DISSCO).
  - Additional full underwriting on loans with DISSCO scores that indicate a high risk for borrower fraud
- Property Valuation:
  - 100% property valuation review using Appintell's automated valuation tool (VALVERIFY)
  - Collateral Risk Solutions (CRS) property valuation for 1) Saxon QC targeted areas and 2) High risk VALVERIFY scores
- 100% compliance review of legal docs and disclosures
- Expected loss forecasting through LPS Risk Model, and Saxon's own performance data warehouse

Saxon Capital, Inc.

SUMMARY

Strong Management

- SAX's management team has one of the strongest reputations in the industry.
- Team has been together since pre-divestiture.

Existing Portfolio

- SAX has been building its on-balance sheet portfolio since 2001.
- Portfolio at 3/31/06 is $6.5 billion.

Servicing Platform

- SAX has a servicing platform that is highly rated and scalable.
- Servicing business will grow TRS and SAX equity base.

Discipline

- SAX has a culture of discipline in growth, credit, and servicing.
- Creating assets for our balance sheet and managing a REIT require similar discipline.

Data as of 3/31/06

Saxon Capital, Inc.

EXHIBIT A

Regulation G Reconciliation – Total Net Cost to Produce

Management believes net cost to produce is beneficial to investors because it provides a measurement of efficiency in the origination process.

Total net cost to produce is total production expenses, which include payroll and related expense and general and administrative expense attributable to our production segment, plus deferred capitalized costs and premiums paid, net of fees collected, divided by loan production. Capitalized expenses are origination expenses that are capitalized pursuant to FASB 91. Fees collected and premium are capitalized and recorded on balance sheet as components of net mortgage loan portfolio.

	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Q1 2006
Total expenses					
Wholesale G&A	$ 6,890	$ 7,711	$ 8,592	$ 7,348	$ 8,086
Retail G&A	7,451	8,877	10,123	10,379	13,180
Correspondent G&A	2,181	1,996	2,148	2,015	2,319
Total Production Expenses	$ 16,521	$ 18,584	$ 20,863	$ 19,741	$ 23,585
Servicing G&A	$ 11,029	$ 9,741	$ 11,122	$ 10,349	$ 10,321
Administrative G&A	10,480	12,531	14,035	10,461	11,699
Other (income)/expenses	1,540	3,229	1,287	138	1,705
Gross Operating Expenses	$ 39,570	$ 44,085	$ 47,307	$ 40,689	$ 47,312
Capitalized expenses	(5,088)	(5,427)	(6,220)	(7,620)	(6,329)
Total expenses	$ 34,482	$ 38,658	$ 41,087	$ 33,069	$ 40,982
Fees Collected					
Wholesale fees collected	$ 1,037	$ 114	$ 1,230	$ 1,139	$ 1,073
Retail fees collected	4,064	4,876	4,779	4,816	5,169
Correspondent fees collected	330	279	235	208	222
Total fees collected	$ 5,430	$ 5,268	$ 6,243	$ 6,163	$ 6,465
Premium Paid					
Wholesale premium	$ 2,188	$ 2,239	$ 3,161	$ 3,354	$ 3,212
Correspondent premium	5,063	7,738	7,137	5,466	6,013
Total premium	$ 7,251	$ 9,977	$ 10,297	$ 8,821	$ 9,225
Net Cost to Produce - dollars					
Wholesale	$ 8,041	$ 9,837	$ 10,523	$ 9,573	$ 10,226
Retail	3,387	4,001	5,345	5,953	8,011
Correspondent	6,914	9,455	9,050	7,263	8,110
Total	$ 18,342	$ 23,293	$ 24,918	$ 22,789	$ 26,345
Volume					
Wholesale	$ 363,632	$ 387,927	$ 404,582	$ 376,784	$ 342,514
Retail	138,523	162,705	170,249	178,391	201,979
Correspondent flow	244,146	357,654	272,937	232,856	260,659
Correspondent bulk					-
Total	$ 746,301	$ 908,286	$ 847,767	$ 788,031	$ 805,151
Net Cost to Produce - basis points					
Wholesale	2.21%	2.54%	2.60%	2.54%	2.99%
Retail	2.45%	2.46%	3.14%	3.12%	3.97%
Correspondent	2.83%	2.64%	3.32%	3.12%	3.11%
Total	2.46%	2.56%	2.94%	2.89%	3.27%

Saxon Capital, Inc.